Exhibit 5.4

CONSENT OF EXPERT

I, Ray Moores, P.E. of Western Water Consultants Inc., dba, WWC Engineering, am one of the authors of the technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021 (the “Technical Report”).

I hereby consent to being named in the Registration Statement on Form F-10 of enCore Energy Corp. as having prepared the Technical Report and to the use of the Technical Report, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Report in the Registration Statement on Form F-10 of enCore Energy Corp.

Dated January 24, 2023

By:	/s/ Ray Moores
Name:	Ray Moores, P.E.